

July 1, 2022

Yunhao Chen
Chief Financial Officer
Dogness (International) Corp
No. 16 N. Dongke Road
Tongsha Industrial Zone
Dongguan, Guangdong 523217

> **Re: Dogness (International) Corp**
> **Amendment No. 4 to Registration Statement on Form F-3**
> **Filed June 21, 2022**
> **File No. 333-262504**

Dear Ms. Chen:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-3 filed June 21, 2022

General

1.    We note that on May 26, 2022 you provided in a report on Form 6-K your interim financial statements for the six months ended December 31, 2021.  Please revise your registration statement to provide such interim financial information in your prospectus, or to incorporate such interim financial information by reference.  Refer to Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

Please contact Patrick Fullem, Staff Attorney, at (202) 551-8337 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:      Anthony W. Basch